2016 Deferred Prosecution Agreement concludes as monitor certifies VEON’s compliance programme Milestone marks the end of VEON’s three year compliance monitorship Amsterdam, 31 October 2019 – VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON) today announces that the Deferred Prosecution Agreement (“DPA”) entered into on 18 February 2016 with the US Department of Justice has concluded. This marks the end of VEON’s compliance monitorship, conducted in connection with the DPA and the company’s settlement with the US Securities & Exchange Commission. VEON is pleased that its commitment to ethics, compliance and internal controls, along with the improvements it has made over the past three years, have enabled it to successfully complete the DPA and monitorship in a timely manner. VEON will continue to ensure that its robust anti-corruption programme is effective and sustainable over the long-term. With the conclusion of the DPA, the US Department of Justice has filed a motion with the US District Court for the Southern District of New York to dismiss the charges deferred by the DPA. Ursula Burns, VEON’s Chairman and CEO, said: “This is a significant milestone for our company which demonstrates the strong progress we have made in building a robust and sustainable compliance programme across our business. A culture of ethics and compliance is now reflected in our structures, procedures and daily ways of working. Key to strengthening our internal controls and compliance culture was the appointment of our Group General Counsel Scott Dresser in 2014 and our Group Chief Compliance Officer Josh Drew in 2017. Their leadership and the diligence of their teams have been essential in leading the company successfully through the entire process and monitorship. We remain committed to ensuring ethics and compliance underscores everything we do, and I am proud of the hard work by our employees to ensure we, as a Group, are working at the highest standards.” About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. Our vision is to empower customers ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the expected dismissal of the charges deferred by the DPA. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. VEON CONTACTS Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200